Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Ceres Acquisition Corp. Filer’s Commission File Number: 132-02841 Subject Company: SH Parent, Inc. Date: April 1, 2021

Parallel Expands into Illinois Cannabis Market with Agreement to Acquire Windy City

Transaction extends Parallel’s strategic footprint to six states, concentrated in highly populated, limited license markets throughout the U.S.

ATLANTA, Ga. and WEST PALM BEACH, Fla. – April 1, 2021 – Parallel, one of the largest privately-held multi-state cannabis operators in the United States (U.S.), today announced it has entered into a definitive agreement to acquire, in a cash and stock transaction, certain operations of Windy City Cannabis, comprised of Posen Dispensary Holding Company, LLC, Homewood Holding Company, LLC, Homewood 2nd Site Holding Company, LLC, Posen 2nd Site Holding Company, LLC and Compass Dispensary Holdings, LLC (collectively, ”Windy City”). Windy City is a leading operator of adult use and medical cannabis dispensaries in the state of Illinois. This follows Parallel’s announcement in February that it intends to become a public company through a definitive business combination agreement with Ceres Acquisition Corp. (“Ceres”) (NEO: CERE.U, CERE.WT; OTCQX: CERAF), a special purpose acquisition corporation (SPAC).

Subject to regulatory approval as discussed below, Parallel is expected to own six Illinois dispensary locations, which will expand Parallel’s active operations to six high-growth, limited license states (Florida, Massachusetts, Texas, Pennsylvania, Nevada and Illinois).

“The acquisition of Windy City enables Parallel’s entry into Illinois, one of the best performing cannabis markets in the U.S. to date. This transaction gives Parallel the chance to build upon Windy City’s neighborhood retail brand presence to bring customers well-being through cannabis products. We also intend to continue to have a positive impact in Windy City’s local communities by creating jobs and investing in employees,” said William “Beau” Wrigley Jr., Chairman and Chief Executive Officer of Parallel. “We have been closely following the successful launch of adult use cannabis in Illinois since January 2020 and believe that Windy City has assembled a highly attractive footprint, including four dispensary locations in the greater Chicago region. Inclusive of Windy City’s additional site locations opening later this month, Parallel is expected to have one of the largest retail footprints in Illinois among U.S. cannabis operators.”

Illinois cannabis market and Windy City highlights include:

•	Illinois is the 5th most populous state in the U.S. with approximately 13 million residents.

•	Total Illinois cannabis market (adult use and medical) is generating approximately $1.4 billion in annualized retail sales based on the February year-to-date period with approximately 100 dispensaries open as of March 2021[1].

•	Windy City currently operates four strategically-located dispensaries in Homewood, Highwood, Posen and Litchfield, Illinois.

•	Windy City is expected to open an additional two adult use dispensaries in Carpentersville and Macomb, Illinois later this month.

“The Windy City retail brand provides a welcoming, neighborly ambiance and a dynamic dispensary experience to customers ranging from the cannabis connoisseurs to the newly curious. Parallel was the right choice to partner with because they share our focus on what cannabis can do to help improve the well-being of people’s lives and our commitment to investing in the communities we serve. They also share our passion for customer service, high compliance standards and operational excellence,” said Steve Weisman, Chief Executive Officer of Windy City. “I’m confident that they will continue to drive equitable, diverse growth opportunities within our communities by creating jobs and supporting positive change.”

The Transaction

Parallel has agreed to acquire Windy City for consideration of $100 million, comprised of $60 million in cash and $40 million in Parallel stock, with total potential consideration of up to $155 million inclusive of certain performance-based earn-out payments payable through 2023. Consideration offered in Parallel stock will be issued following the expected closing of its business combination with Ceres and resulting public listing. Windy City is expected to generate in excess of $75 million of annualized net revenue in 2021. Subject to the satisfaction of customary closing conditions and regulatory approvals, the Windy City transaction is expected to close in the second half of 2021. The closing of the Windy City transaction is contingent on, among other things, the approval by the Illinois Department of Financial and Professional Regulation, the state of Illinois’ cannabis authority, to transfer the equity of the licensed entities from Windy City to Parallel.

1 Illinois Department of Financial and Professional Regulation and Illinois Department of Public Health

Social Equity

Parallel supports Illinois’ intention to diversify the industry through social equity applicants for new licenses to alleviate some of the negative effects of years of cannabis prohibition. Parallel is committed to advancing social equity through meaningful actions and partnerships that positively impact the communities in which its employees live and work, as well as the industry at large. Parallel has partnered with many industry advocacy organizations, including Minority Cannabis Business Association (MCBA), Cannaclusive, CultivatED, and CannabisLAB to drive their shared missions forward. To date, Parallel has focused efforts across its markets in economic and job empowerment, diversity and inclusion in the industry and in Parallel’s communities including job fairs, skills-building training and seminars, fellowships, and social equity grants, among other actions. Parallel’s increasingly diverse 1,700-person workforce is comprised of 38% minority and 42% female-identifying employees, and 40% of Parallel’s leadership team consists of female and minority representation. Parallel’s proposed slate of seven independent candidates to its public company board of directors, post-closing of the transaction with Ceres, is expected to include two female and three BIPOC directors.

Advisors

Perella Weinberg Partners LP is serving as financial advisor and Wargo & French LLP is serving as legal advisor to Parallel. Solidum Capital Advisors LLC and Stoic Advisory Inc. are serving as financial advisors, Fox Rothschild LLP is acting as regulatory counsel and Honigman LLP is serving as legal advisor to Windy City.

Additional Information

In connection with the proposed transaction with Ceres, that, if completed, would result in Parallel becoming a public company (the “Transaction”), Ceres is expected to file a Form S-4 with the U.S. Securities Exchange Commission (the “SEC”) and a preliminary and final non-offering prospectus with applicable Canadian securities regulatory authorities. Ceres and Parallel urge investors, stockholders and other interested persons to read, when available, the Form S-4, preliminary and final non-offering prospectus, including any amendments thereto, the Ceres special meeting circular, as well as other documents to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the Transaction, as these materials will contain important information about Ceres, Parallel, the combined public company and the Transaction. Ceres also has, and will, file other documents regarding the Transaction with the SEC and applicable Canadian securities regulatory authorities. Investors and security holders will be able to obtain free copies of the registration statement and all other relevant documents filed or that will be filed with the SEC by Ceres through the website maintained by the SEC at www.sec.gov, and free copies of the prospectus and other relevant documents filed or that will be filed with applicable Canadian securities regulatory authorities through www.sedar.com. In addition, the documents filed by Ceres may be obtained free of charge from Ceres’ website at www.ceresacquisition.com or by written request to Ceres at Ceres Acquisition Corp., 1925 Century Park East, Suite 1700, Los Angeles, California, United States 90067.

The financial information and data contained in this press release is unaudited and does not conform to Regulation S-X promulgated by the SEC. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any proxy statement, prospectus or registration statement or other report or document to be filed or furnished by Ceres, Parallel or any other entity with the SEC.

About Parallel

Parallel is one of the largest privately-held, vertically integrated, multi-state cannabis companies in the United States with a mission to pioneer well-being and improve the quality of life through cannabinoids. Parallel recently announced that it intends to become a public company through a definitive business combination agreement with Ceres Acquisition Corp. (Ceres), (NEO: CERE.U, CERE.WT; OTCQX: CERAF), a special purpose acquisition corporation (SPAC). Parallel has ongoing operations in four medical and adult-use markets under the retail brands of Surterra Wellness in Florida and Texas; New England Treatment Access (NETA) in Massachusetts, and The Apothecary Shoppe in Nevada. Parallel also has a license under its Goodblend retail brand in Pennsylvania for vertically integrated operations and up to six retail locations, in addition to a medical cannabis research partnership with the University of Pittsburgh School of Medicine. Parallel has a diverse portfolio of high quality, proprietary and licensed consumer brands and products including Surterra Wellness, Coral Reefer, Float and Heights. Parallel operates approximately 50 locations nationwide, including 42 retail stores, and cultivation and manufacturing sites. Through its wholly-owned Parallel Biosciences subsidiary, it conducts advanced cannabis science and R&D for new product development in its facilities in Massachusetts, Florida, Texas and a facility in Budapest, Hungary through an exclusive license and partnership. Parallel follows rigorous operations and business practices to ensure the quality, safety, consistency and efficacy of its products and is building its business by following strong values and putting the well-being of its customers and employees first. Find more information at www.liveParallel.com, or on Instagram and LinkedIn.

Forward Looking Statements

Certain information in this press release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian securities legislation and U.S. securities law (referred to herein as forward-looking statements), including statements regarding the Transaction and expected future growth. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include, but are not limited to, statements related to activities, events or developments that Parallel or Ceres expects or anticipates will or may occur in the future, statements related to Parallel's business strategy objectives and goals, and Parallel's management's assessment of future plans and operations which are based on current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Forward-looking statements can often be identified by the use of words such as "may", "will", "could", "would", “should”, "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions or the negatives thereof. Such statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and are based on Parallel's management's belief or interpretation of information currently available. Forward-looking statements are neither historical facts nor assurances of future performance. Forward-looking statements in this press release include statements regarding: the Transaction; the consummation of the acquisition of Windy City; Parallel's expansion strategy and plans to grow its market share in existing and new markets, including Illinois; Parallel's investment in new technologies and products; the development and expansion of Parallel's brands; and strategic acquisition opportunities. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided, and forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. There can be no assurance that the transactions described herein will be completed or that, if completed, the combined public company will be successful.

Risk factors that could cause actual results, performance or achievement to differ materially from those indicated in the forward-looking statements include, but are not limited to the following: (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Ceres' securities, (ii) the risk that the Transaction may not be completed by Ceres' qualifying transaction deadline and the potential failure to obtain an extension of the qualifying transaction deadline if sought by Ceres, (iii) the failure to satisfy the conditions to the consummation of the Transaction, including the approval of the Transaction by the stockholders of Ceres and Parallel, as applicable, (iv) the receipt of certain governmental and regulatory approvals, (v) the lack of a third party valuation in determining whether or not to pursue the proposed Transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vii) the impact of COVID-19 on Parallel's business and/or the ability of the parties to complete the proposed Transaction, (viii) the effect of the announcement or pendency of the Transaction on Parallel's business relationships, performance, and business generally, (ix) risks that the proposed Transaction disrupts current plans and operations of Parallel and potential difficulties in Parallel employee retention as a result of the proposed Transaction, (x) the outcome of any legal proceedings that may be instituted against Parallel or Ceres or their respective, directors, officers and affiliates related to the proposed Transaction, (xi) the risk that the combined public company's securities will not be approved for listing on the NEO Exchange or, if approved, that the combined public company will be able to maintain the listing, (xii) the price of Ceres' and the combined public company's securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Parallel operates, variations in performance across competitors, changes in laws and regulations affecting Parallel's business and changes in the combined capital structure and a return on securities of the combined public company is not guaranteed, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Transaction, and identify and realize additional opportunities, (xiv) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Parallel operates, (xv) the risk that Parallel and its current and future collaborators are unable to successfully develop and commercialize Parallel's products, brands or services, or experience significant delays in doing so, (xvi) the risk that the combined public company may never sustain profitability, (xvii) the risk that the combined public company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (xviii) the risk that the combined public company experiences difficulties in managing its growth and expanding operations, (xix) the risk that the pharmaceutical industry may attempt to dominate the cannabis industry, and in particular, legal marijuana, through the development and distribution of synthetic products which emulate the effects and treatment of organic marijuana, (xx) the agricultural risks related to insects, plant diseases, unstable growing conditions, water and electricity availability and cost, (xxi) the risk that may arise because cannabis continues to be a controlled substance under the United States Federal Controlled Substances Act, (xxii) the risk of product liability or regulatory lawsuits or proceedings relating to Parallel's products and services, (xxiii) the risk that the combined public company is unable to secure or protect its intellectual property, (xxiv) tax risks, including U.S. federal income tax treatment, (xxv) risks relating to the reliance of Parallel on key members of management, (xxvi) risks inherent in businesses related to the agricultural industry, (xxvii) risks relating to potentially unfavorable publicity or consumer perception, (xxviii) Parallel may be subject to the risk of competition from synthetic production and technological advances, (xxix) investors in the combined public company and its directors, officers and employees who are not U.S. citizens may be denied entry into the United States, (xxx) product recalls, (xxxi) results of future clinical research, (xxxii) difficulty attracting and retaining personnel, (xxxiii) fraudulent or illegal activity by employees, contractors and consultants; (xxxiv) information technology systems, cyber attacks and security breaches, (xxxv) natural disasters and terrorism risk, (xxxvi) restricted access to banking, (xxxvii) risks related to the lending facilities, (xxxviii) risks of leverage, (xxxix) heightened scrutiny by regulatory authorities, (xI) risk of legal, regulatory or political change, (xli) general regulatory and licensing risks, (xlii) Parallel and the combined public company may be subject to the risk of changes in Canadian as well as U.S. federal, state and local laws or regulations, (xliii) limitations on ownership of licenses, (xliv) Nevada regulatory regime and transfer and grant of licenses, (xIv) regulatory action and approvals from the FDA, (xlvi) constraints on marketing products, (xlvii) anti-money laundering laws and regulation, (xlviii) the combined public company’s status as an "Emerging Growth Company" under United States securities laws, (xlix) discretion in the use of proceeds, (l) subsequent offerings will result in dilution to shareholders of the combined public company, (li) voting control, and (lii) unpredictability caused by capital structure and voting control. Readers are cautioned that the foregoing list is not exhaustive.

Parallel and Ceres undertake no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.

U.S. Disclaimer

Neither the securities of Ceres nor of Parallel have been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered and sold in the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act.

Any securities of either Ceres or Parallel sold in the United States will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act. Such securities may be resold, pledged or otherwise transferred only pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an applicable exemption from the registration requirements of the U.S. Securities Act.

Media Contact:

Taylor Foxman-Weiner

TFoxman@LiveParallel.com

Investors:

Investors@LiveParallel.com

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